THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6023

January 30, 2013

EDGAR CORRESPONDENCE

Kathy L. Churko

Securities and Exchange Commission

450 5th Street, NW, 5-6

Washington, DC 20549

Re:	Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Churko:

We are responding to the Securities and Exchange Commission (the “SEC”) Staff’s comments regarding Post-Effective Amendment No. 260 to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of its series Iron Strategic Income Fund (the “Fund”). As requested, Tandy reps are attached as Schedule 1 to this letter.

1.	Comments to the Item 4 “Principal Investment Strategies” sub-section of the Fund’s prospectus

a.	The third paragraph discloses that the adviser may reduce the Fund’s market exposure by, among other strategies, “selling portfolio long securities and using some or all of the proceeds to purchase alternate securities or derivatives.” Please revise this disclosure to describe the types of alternate securities the Fund may invest in as part of this strategy.

Response

We have revised this disclosure to describe some examples of the types of investments the Fund may invest in as part of this strategy. See the edited “Principal Investment Strategies” subsection redlined against the version of this subsection included in Post-Effective Amendment No. 260 filed on November 30, 2012, attached as Appendix A.

b.	The first sentence of the fourth paragraph discloses that the Fund “invests in fixed income securities.” Is this a primary strategy under normal market conditions? If so, please disclose this, and consider adding this disclosure to the first paragraph.

Response

The Principal Investment Strategies section has been updated to clarify that, under normal market conditions, the Fund invests primarily in fixed income securities, including high yield securities, cash, and fixed income related derivatives. Instead of moving this fourth paragraph up, the first sentence of the first paragraph has been edited, in addition to clarifying edits made to the fourth paragraph. Please see the edited “Principal Investment Strategies” subsection, attached as Appendix A.

c.	The fifth paragraph discloses that the Fund may invest in total return swaps, among other types of derivatives. Please be aware that the SEC or the Staff of the SEC could issue future guidance concerning the use and the asset segregation requirements related to the use of derivatives, including total return swaps.

Response

We have informed the Fund’s adviser and the Fund’s adviser has acknowledged that it is aware and understands that the SEC or the Staff of the SEC could issue future guidance concerning the use and the asset segregation requirements related to the use of derivatives, including total return swaps.

d.	The fourth and fifth paragraphs indicate that the Fund may invest in credit default swaps. Please confirm, supplementally, that if the Fund writes (sells) credit default swaps that do not cash settle, that the Fund will segregate liquid assets equal to the full notional value of the swaps while the positions are open.

Response

The Fund’s adviser has confirmed to us that if the Fund writes (sells) credit default swaps that do not cash settle, the Fund will segregate liquid assets equal to the full notional value of the swaps while the positions are open.

e.	Please confirm that the derivatives disclosure contained in Item 4 is consistent with Barry D. Miller’s July 30, 2010 letter to the Investment Company Institute.

Response

We confirm that the Item 4 derivative disclosure is consistent with this letter.

f.	The Item 9 “Principal Investment Strategies of the Fund” subsection of the Fund’s prospectus indicates that there is no limit to the amount of Fund assets that may be invested in derivatives. Please also disclose this in the Item 4 “Principal Investment Strategies” subsection.

Response

We have added the following sentence to the Fund’s Item 4 “Principal Investment Strategies” subsection: “The Fund may invest in derivatives subject only to limits imposed on mutual funds under applicable federal securities laws.”

2.	Other Comments to the prospectus

a.	Please provide a copy of the completed “Annual Fund Operating Expenses” and “Expense Example” tables that appear under the heading “Fees and Expenses of the Fund.”

Response

Attached as Appendix B is a copy of the completed “Annual Fund Operating Expenses” and “Expense Examples” tables.

b.	In the “Summary Section” of the Fund’s prospectus under the heading “Portfolio Management—Portfolio Managers,” please disclose the month and year each portfolio manager began managing the Fund.

Response

The requested change has been made.

c.	Both Items 4 and 9 disclose that the Fund may sell securities short. Please confirm that any expenses related to short-selling over the last fiscal year have been included in “Other Expenses” in the “Annual Fund Operating Expenses” table. If, on the other hand, short-selling is a new strategy that the Fund intends to use, please include estimated short-selling expenses in “Other Expenses.”

Response

The Fund’s adviser confirmed to us that it did not sell securities short during its past fiscal year. The Fund’s adviser also confirmed that, while short selling is a strategy the adviser may use, it does not presently intend to sell securities short in the near term.

d.	In connection with the Fund’s desire to change its primary benchmark to the Dow Jones Credit Suisse Hedge Fund Index, please explain why this new index is an “appropriate broad-based securities market index,” as defined in Instruction 5 to Item 27 of Form N-1A.

Response

The Fund considers the Dow Jones Credit Suisse Hedge Fund Index to be an “appropriate broad-based securities market index” as that term is described in Instruction 5 to Item 27(b)(7) of Form N-1A, because the index “is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter.”

While the Fund invests primarily in fixed income securities (or in underlying funds that provide exposure to fixed income securities), and historically the high yield segment, it does not seek a fixed-income or high yield return. Rather, the Fund seeks to provide an absolute or positive return with relatively low volatility, regardless of the securities market environment. The Fund does this by varying its portfolio and adjusting its market exposure through, among other methods, the use of credit default swaps along with other derivative instruments. As a consequence, the Fund considers the Dow Jones Credit Suisse Hedge Fund Index to be more appropriate than its current long-only index (or any other long-only indices). Indeed, the Fund’s portfolio statistics from a risk-reward standpoint, as measured by annualized standard deviation and by max drawdown, have been more closely correlated with the Dow Jones Credit Suisse Hedge Fund Index than with its current long-only index

3.	Comments to the Statement of Additional Information (“SAI”)

a.	Because the prospectus lists total return swaps as an investment strategy, please add total return swap disclosure to the SAI under the heading “Additional Information About Fund Investments and Risk Considerations—‘Swap’ Derivative Transactions.”

Response

The Fund’s SAI currently includes total return swap disclosure under the heading “Additional Information About Fund Investments and Risk Considerations—Credit Derivatives,” which immediately follows the “‘Swap’ Derivatives Transactions” subsection. In response to this comment, we have added to the “‘Swap’ Derivatives Transactions” subsection a cross reference to the total return swap disclosure found in the “Credit Derivatives” subsection.

b.	In the “About the Portfolio Managers” section, please describe how Mr. Sternberg’s annual bonus is calculated or on what it is based.

Response

We have edited this disclosure as follows: “For the fiscal year ended September 30, 2012, Mr. Sternberg’s compensation consisted of a fixed salary and an annual bonus, which is based on the performance of the Fund and change in Fund assets from client purchases and redemptions.”

* * * * *

We trust that our proposed changes are responsive to the Staff’s comments. Attached hereto is a Tandy representation. Please contact me at (314) 552-6023 with any questions or comments. We appreciate your assistance in meeting the Fund’s target effective date of January 31, 2013.

Sincerely,

THOMPSON COBURN LLP

By: /s/ Jonathan D. Van Duren

Schedule 1

Unified Series Trust

2960 N. Meridian Street

Indianapolis, Indiana 46208

In connection with Post-Effective Amendment No. 264 (“PEA 264”) to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of the Form N-1A registration statement of Unified Series Trust (the “Trust”) in respect of its series Iron Strategic Income Fund (the “Fund”), the undersigned officer of the Trust, on behalf of the Fund, hereby states as follows:

1.	The Fund acknowledges that all disclosures in PEA 264 about the Fund are the responsibility of the Fund;

2.	The Fund acknowledges that, by declaring the PEA 264 effective, the Securities and Exchange Commission (“SEC”) does not relieve the Fund from its responsibility for the disclosures included therein; and

3.	The Trust and the Fund hereby represent and warrant that in the event the SEC takes action against it, neither the Trust nor the Fund will assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Unified Series Trust

By:	/s/ John C. Swhear
Interim President

Appendix A

Principal Investment Strategies

The Fund seeks to attain its investment objective by strategically adjusting the portfolio’s market exposure, ~~particularly with regard to~~typically to fixed income markets, including high yield securities (commonly known as “junk bonds”) and cash. The Fund’s adviser~~’s~~, IRON Financial, LLC, employs a top down approach ~~combines a number~~that includes a review of fundamental and quantitative factors to determine the desired economic exposure at any given time. This total return approach strives to ~~both~~ earn interest income on securities held in ~~its~~the Fund’s portfolio and to generate capital appreciation through strategic adjustments of the Fund’s assets. At the same time, the adviser focuses on limiting downside risk in weaker market environments.

When the adviser concludes that the risk/reward relationship is unfavorable in certain fixed income markets, the adviser will take necessary steps to adjust the Fund’s market exposure. The adviser has the ability to reduce the Fund’s market exposure by following one or more of these actions: (1) selling portfolio ~~long~~ securities and thereby increasing ~~its~~the Fund’s cash position; (2) hedging ~~its~~the Fund’s exposure to the fixed income ~~or~~markets (including high yield markets) through the use of derivatives including credit default swaps and~~/or~~ futures~~;~~ contracts; or (3) selling portfolio ~~long~~ securities and using some or all of the proceeds to purchase ~~alternate securities or derivatives.~~other investments, including but not limited to investment grade bonds, treasuries, or derivatives such as credit default swaps or treasury futures. The Fund’s adviser may sell a security to manage risk and/or if it identifies another investment it believes will outperform a current position. As a result of its strategic allocation strategy, the adviser typically engages in active trading of the Fund’s securities which causes the Fund to experience a high portfolio turnover rate~~, the effects of which are described below under “Turnover Risk.” The Fund is not a diversified fund, meaning investment results may be dependent upon the performance of fewer investments than other mutual funds that are diversified.~~.

The Fund’s adviser conducts an ongoing analysis of the overall economic environment by ~~studying~~reviewing factors including, but not limited to: (i) money flows, (ii) inflation and interest rate environments, (iii) health of securitization markets, (iv) delinquencies, default and recovery rates of debt markets, (v) ~~the~~The Conference Board~~’s~~ Leading Economic© Index ~~of~~for leading economic indicators, (vi) monetary policy, and (vii) sovereign debt and currency movements. With regard to high yield markets, the Fund’s adviser will routinely examine new issuances, fund flows, corporate balance sheets, earnings and cash flows, credit quality, default rates, and supply/demand. Similarly, the Fund’s adviser monitors a number of key movements among a variety of markets. These include, but are not limited to, prices, spreads, yields, dollar-weighted volume of trading, momentum, and volatility. Additionally, long and short exposure instruments are evaluated based on relative value, cost, liquidity and diversification.

~~The~~Under normal market conditions, the Fund invests primarily in fixed income securities, including high yield securities ~~rated lower than Baa by Moody’s Investor Services, Inc.® (“Moody’s”) or lower than BBB by Standard & Poor’s® (“S&P”) or, if unrated, determined to~~

~~be of comparable quality by the adviser. The Fund’s portfolio may be comprised of~~that are rated below investment-grade, cash, and fixed income related derivatives. The Fund may invest in these securities directly or through investments in other investment companies (including open-end and closed-end funds, money market funds, and exchange-traded funds (“ETFs”)) that invest in a broad range of debt ~~and equity~~ securities and ~~derivatives.~~derivative instruments. The Fund and underlying funds may invest in different types of fixed income, variable and floating rate debt securities of any quality or maturity including but not limited to bonds, corporate debt, foreign corporate and sovereign debt securities, loans, notes, mortgage-backed securities, restricted securities, municipal securities, government securities, convertible and preferred securities, credit default swaps, swaptions, futures and options on futures. The Fund may invest up to 15% of its net assets (at the time of purchase) in illiquid securities. The Fund may engage in repurchase agreements and securities lending with broker-dealers and other financial institutions to earn income.

Derivative instruments traded directly by the Fund may include credit default swaps, total return swaps, swaptions, credit and equity option contracts, futures contracts and options on futures contracts and foreign currency transactions. The Fund and underlying funds in which it invests may use derivative instruments for any purpose consistent with their investment objectives, including hedging or managing risk, obtaining market exposure, or ensuring that the Fund’s portfolio maintains sufficient liquidity to meet potential redemptions by Fund shareholders. For example, the Fund may enter into a credit default swap to hedge the ~~portfolio’s~~ credit risk of its portfolio or to increase the portfolio’s credit exposure. Options may be used to hedge or obtain exposure to a security or market. Treasury futures contracts and options thereon may be used to adjust the duration of the Fund’s portfolio and/or exposure to various parts of the yield curve. ~~The Fund and underlying funds in which it invests may use derivative instruments for any purpose consistent with its investment objective including hedging or managing risk, obtaining market exposure, or ensuring that the Fund’s portfolio maintains sufficient liquidity to meet potential redemptions by Fund shareholders. A small investment in derivatives could have a potentially large impact on the Fund’s performance; certain gains or losses could be amplified, increasing movements in the share price of the Fund. See “Derivatives Risks” below~~ The Fund may invest in derivatives subject only to limits imposed on mutual funds under applicable federal securities laws. Derivative transactions typically have leverage in their terms.

The Fund may also invest in securities convertible into common stocks, equity securities or securities with a value based on equity securities. These securities may include common stocks of U.S. or foreign companies of any market capitalization including, but not limited to, small- and mid-cap companies and companies operating in developed or emerging countries. The selection process includes quantitative methodologies combined with fundamental, relative value and liquidity analysis. ~~Equity exposure may be executed via~~ The Fund may invest in equity securities directly or through investments in other investment companies (including ETFs), ~~options, or the purchase or sale of individual stocks or convertible securities.~~or by engaging in options transactions on equity securities or equity indices. The Fund also may engage in short sales. For example, equity securities of the issuer of a bond held by the Fund may be sold short as an alternative hedge to selling the underlying bond.

Appendix B

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

	Investor Class	Institutional Class
Redemption Fee
(as a percentage of the amount redeemed within 30 days of purchase)	1.00%	1.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	1.00%	1.00%
Distribution and/or Service (12b-1) Fees	0.25%	NONE
Other Expenses	0.23%	0.13%
Acquired Fund Fees and Expenses	0.49%	0.49%

Total Annual Fund Operating Expenses[1]	1.97%	1.62%

[1]

Total Annual Fund Operating Expenses do not correlate to the ratio of Expenses to Average Net Assets found in the “Financial Highlights” section of this prospectus. The Fund’s financial highlights reflect the operating expenses of the Fund and do not include the effect of Acquired Fund Fees and Expenses. Without the Fees and Expenses of Acquired Funds, the Total Annual Fund Operating Expenses would be 1.48% for the Investor Class and 1.13% for the Institutional Class.

Expense Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years	5 years	10 years
Investor Class	$200	$618	$1,062	$2,296
Institutional Class	$165	$511	$881	$1,922